Dow 30 Enhanced Premium & Income Fund Inc.

FILE # 811-22029

ATTACHMENT 77C - Submission of matters to a vote of security holders

During the six-month period ended December 31, 2007, Dow 30SM Enhanced Premium & Income Fund Inc.‘s shareholders voted on the following proposal. On November 13, 2007 and December 21, 2007, special meetings of shareholders were adjourned with respect to the proposal until January 10, 2008, at which time it was approved. A description of the proposal and number of shares voted are as follows:

Shares Voted

Shares Voted

Shares Voted

For

Against

Abstain

To approve a new subadvisory investment

12,804,573

406,939

618,576

Agreement with Nuveen Hyde Park

Group, LLC